Exhibit 99.1

Richmont Mines Announces the Resignation of Greg Chamandy
from the Board of Directors

TORONTO, Ontario, Canada, April 27, 2016 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”) has announced that Greg Chamandy has resigned his position from the Richmont Board of Directors (the “Board”) effective immediately and will not stand for re-election at the Corporation’s Annual General Meeting scheduled for May 12, 2016.

“I would like to thank Greg for his contributions to Richmont and the Board over the past seven years. Under his stewardship, we have put in place a strong management team that is creating significant shareholder value.” stated René Marion, Chairman of the Board. He continued, “On behalf of the Board, I would like to thank Greg for his contributions and wish him all the best with his future endeavors. The Board, through its Governance and Nominating Committee, will lead the process of identifying a new independent Board member with the objective of further strengthening the Board.”

About Richmont Mines Inc.
Richmont Mines has produced over 1.6 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 25 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

For more information, please contact:

Renaud Adams	Anne Day
President and CEO	Vice-President, Investor Relations
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

Richmont Mines Inc.
Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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